Exhibit 1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS Q2 FINANCIAL RESULTS

Toronto, ON - August 14, 2006 - Northcore Technologies Inc., formerly ADB Systems International Inc., today announced interim financial results for the second quarter ended June 30, 2006. All figures are in Canadian dollars.

Northcore reported consolidated revenues of $1.22 million for the quarter. The total includes $170,000 for the North America and Ireland business units and $1.05 million for the Norway business unit. The consolidated total compares to $1.72 million that the company generated in the first quarter of 2006 and to $1.29 million generated in the second quarter of 2005. The company sold its Norway business unit for $2.7 million in cash and debt settlement effective June 30, 2006.

“During the period, we made a number of strategic decisions that resulted in the sale of our Norwegian business unit, changing our name to Northcore, and focusing our efforts on North American opportunities, particularly through our joint venture with GE,” said Jeff Lymburner, CEO of Northcore Technologies.

In accordance with generally accepted accounting principles (GAAP), Northcore reported a net income of $1.04 million or $0.01 per basic share. The total includes income from discontinued operations of $1.92 million resulting from the sale of the Norway business unit. The net income for the period compares to a net loss of $480,000 or $0.01 per basic share in the first quarter of 2006. In the same period in 2005, the company reported a net loss of $1.18 million.

As at June 31, 2006, Northcore held cash and cash equivalents totaling $2.04 million. At the end of the first quarter of 2006, the company held cash and cash equivalents totaling $863,000.

“The sale of our Norwegian business unit considerably improved our cash position and allows us to fund the company through the fiscal year and beyond,” Mr. Lymburner said. “In addition, we believe that focusing our efforts in North America, which we believe provides faster growth and higher margin opportunities than Norway, will result in improvement to our bottom line given the significant reduction of a number of expenses.”

Operating highlights
In addition to its financial performance, Northcore completed a number of operating activities in the quarter. Of note:
–	The company sold its Norwegian business unit for $2.7 million in cash and debt settlement and changed its name to Northcore Technologies following shareholder approval.
–	GE Asset Manager LLC, the company’s joint venture, provided web-based asset tracking capabilities to a number of GE Infrastructure businesses, including Aviation, Energy, Oil and Gas, Rail and Water.

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Northcore reports Q2 financial results/2

–	The company’s joint venture with GE launched Asset Appraiser, a web-based tool that automates appraisal activities and ensures compliance with industry standards.
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Northcore signed strategic alliance agreements with VT Software solutions, a UK-based provider of fleet management solutions, and Donna Cona, an Ottawa-based provider of systems integration and technology consulting services.

–	Effective, July 18, Northcore began to trade on the TSX under the symbol NTI and as NTLNF on the over-the-counter market (OTCBB).

“The second quarter was among our most active ever and effectively re-positioned the company for future growth,” Mr. Lymburner said. “Based on recent developments and increased demand for our suite of offerings, we anticipate that our revenues will experience a double-digit percentage growth in Q3 and Q4.”

Northcore will hold a conference call at 10:00 a.m. (Eastern Time) on Tuesday, August 15 to discuss its financial results and review operational activities. Followers of Northcore are invited to listen to the call live over the Internet on the Investor Relations section of Northcore’s website, www.northcore.com.

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services. Current customers include GE Commercial Financing, Halliburton Energy Resources, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
E-mail: jracanelli@northcore.com

(Financial statements follow)